Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-12089

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Offering Circular: December 19, 2022

February 14, 2023

NV REIT LLC

c/o Neighborhood Ventures, Inc.

5227 N. 7th Street

Phoenix, AZ 85014

602-714-1555

https://neighborhood.ventures

This document (the “Supplement”) supplements the Offering Circular of NV REIT, LLC, (the “Company”) dated December 19, 2022 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Change to Timing of Distributions

The section of the Offering Circular captioned “SECURITIES BEING OFFERED – Distributions” is revised for the timing of distributions from “at least on an annual basis” to “at least on a monthly basis” as follows:

We expect to make distributions of ordinary operating cash flow, once available, on at least a monthly basis, i.e., twelve times a year. Distributions of the net proceeds from capital transactions will be made, if at all, upon the occurrence of a capital transaction. We expect to reinvest most, if not all, net proceeds from capital transactions for the foreseeable future.

Change to Limited Rights of Liquidity

The section of the Offering Circular captioned “SECURITIES BEING OFFERED – Limited Right of Liquidity ” is revised for Class A Investor Share repurchase discount as follows:

The purchase price of Class A Investor Shares repurchased pursuant to the limited right of liquidity will be the amount the Investor would have received with respect to such Class A Investor Shares had the Net Asset Value been distributed in complete liquidation of the Company, subject to a discount calculated as follows:

Redemption Availabilities for the Following Years:	The Discount Shall Be:
No redemptions can be made in 2023.	-
Redemptions made in 2024.	3%
Redemptions made in 2025.	2%
Redemptions made in 2026 and forward.	1%

Each sale of Class A Investor Shares shall be subject to a transaction fee of One Hundred Ninety-Five Dollars ($195.00). This fee may be waived in the event of a death or disability of the investor.

* * *

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.